Exhibit 21.1

Sensing4D AI Ltd

List of Subsidiaries

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Sensing AI Limited	Hong Kong
Sensing AI 4D LLC	Delaware, United States
Sensing Cloud Computing (Shenzhen) Co., Ltd.	People’s Republic of China
Sensing Shenzhen Data Technology Co., Ltd.	People’s Republic of China